UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SRKP 9, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-51981 Commission File Number	20-4062619 (I.R.S. Employer Identification Number)

1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067
(Address of principal executive offices)

(310) 203-2902
(Issuer’s Telephone Number)

Date of Mailing: December 15, 2006

SRKP 9, INC.
1900 Avenue of the Stars, Suite 310
Los Angeles, CA 90067

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

December 15, 2006

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share, of SRKP 9, Inc., a Delaware corporation (“SRKP 9” or the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of December 15, 2006 of the outstanding shares of common stock, par value $0.0001 per share, of SRKP 9, Inc., a Delaware corporation (“we,” “us,” “our,” “SRKP 9” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Share Exchange Agreement dated as of December 15, 2006, (the “Exchange Agreement”), by and among SRKP 9, Times Manufacture & E-Commerce Corporation Limited, a British Virgin Islands corporation (“Times Manufacture”), and the sole shareholder of Times Manufacture. Times Manufacture is the parent of its British Virgin Islands corporate subsidiaries, Times Manufacturing & E-Commerce Corporation Ltd., TME Enterprise Ltd., Citibond Design Ltd. and Megamooch Online Ltd., and the Hong Kong corporated subsidiaries, Billow Win International Enterprise Ltd., Goldcome Industrial Ltd., Citibond Industrial Ltd., and Megamooch International Ltd. Pursuant to the terms of the Exchange Agreement we will issue an aggregate of 19,454,420 shares of our common stock to the sole shareholder of Times Manufacture in exchange for all of the issued and outstanding shares of common stock of Times Manufacture (the “Share Exchange”). We will also effect a 1.371188519-for-one forward stock split effected in the form of a stock dividend (the “Stock Split”) of our outstanding shares of common stock such that there will be 3,702,209 shares of common stock outstanding immediately prior to the Share Exchange and the Private Placement Offering (as that term is defined herein).

At the consummation of the Share Exchange, SRKP 9’s board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Kwong Kai Shun and Michael Mak to the board of directors of SRKP 9, with Kwong Kai Shun serving as Chairman. The directors and officers of the SRKP 9 prior to the Share Exchange will resign as officers and directors of SRKP 9 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 9’s board will appoint Kwong Kai Shun as Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement (“Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement. This Information Statement will be mailed to the Company’s stockholders of record on December 15, 2006.

Please read this Information Statement carefully. It describes the terms of the Exchange Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Share Exchange. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov .

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

PROPOSED CHANGE OF CONTROL

On December 15, 2006, the Company entered into the Exchange Agreement with Times Manufacture and the sole stockholders of Times Manufacture. Pursuant to the terms of the Exchange Agreement, the Company will, upon the closing of the Share Exchange, issue an aggregate of 19,454,420 shares of common stock to the sole stockholders of Times Manufacture in exchange for all of the issued and outstanding common stock of Times Manufacture. Under the terms of the Exchange Agreement or as a result of the transactions contemplated by the Exchange Agreement:

•	Times Manufacture will become a wholly-owned subsidiary of SRKP 9;

•
We will assume the operations of Times Manufacture and its subsidiaries. Times Manufacture is the 100% owner of its British Virgin Islands corporate subsidiaries, Times Manufacturing & E-Commerce Corporation Ltd., TME Enterprise Ltd., Citibond Design Ltd. and Megamooch Online Ltd., and the Hong Kong corporated subsidiaries, Billow Win International Enterprise Ltd., Goldcome Industrial Ltd., Citibond Industrial Ltd., and Megamooch International Ltd.;

•	We will issue 19,454,420 shares of common stock to the sole stockholder of Times Manufacture;

•
We will effect a 1.371188519-for-one forward stock split (effected in the form of a stock dividend) of our common stock such that 3,702,209 shares will be outstanding immediately prior to the close of the closing of the Share Exchange (the “Stock Split”);

•	We will close a private placement offering of our convertible preferred stock resulting in proceeds up to $3,000,000 (the “Private Placement Offering”); and

•	We will change our name to “Asia Time Corporation.”

As a result of the Share Exchange, we will become the 100% parent corporation of Times Manufacture and the sole shareholder of Times Manufacture will become a shareholder of SRKP 9. After giving effect to the Stock Split, immediately following the closing of the Share Exchange and the Private Placement Offering, we will have 23,156,629 shares of common stock issued and outstanding and 2,325,581 shares of convertible preferred stock issued and outstanding; assuming full conversion of all securities issued to such investors in said Offering, the former sole shareholder of Times Manufacture will own approximately 76.3% of our outstanding common stock, the pre-existing shareholders of SRKP 9 will own approximately 14.6% of our outstanding common stock, and investors in the Private Placement Offering will own approximately 9.1% of our outstanding common stock. The foregoing assumes the sale of the maximum number of shares in the Private Placement Offering.

The transactions contemplated by the Exchange Agreement, as amended, are intended to be a “tax-free” incorporation pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the sole stockholder of Times Manufacture will be in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

As discussed above, SRKP 9’s board of directors, which currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Kwong Kai Shun and Michael Mak to the board of directors of SRKP 9, with Kwong Kai Shun serving as Chairman, at the consummation of the Share Exchange, The directors and officers of the SRKP 9 prior to the Share Exchange will resign as officers and directors of SRKP 9 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 9’s board will appoint Kwong Kai Shun as Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The Company’s completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, the closing of the Private Placement Offering, the completion of the Stock Split, and compliance with regulatory requirements. Consummation of the Share Exchange is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement. There can be no assurance that the Share Exchange transaction will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders. Each share of common stock entitles the holder thereof to one vote. As of December 15, 2006, there were 2,700,000 shares of the Company’s common stock outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE SHARE EXCHANGE

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of December 15, 2006, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of December 15, 2006, 2,700,000 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each shareholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Share Exchange	Percent of Class

Executive Officers and Directors:

Richard Rappaport	President and Director	972,000	36.0%

Anthony C. Pintsopoulos	Secretary, Chief Financial
	Officer and Director	405,000	15.0%
All Officers and Directors as a group (two persons)		1,377,000	51.0%

5% Stockholders:

Debbie Schwartzberg		972,000	36.0%

Glenn Krinsky		135,000	5.0%

Thomas J. Poletti		135,000	5.0%

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE SHARE EXCHANGE

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Share Exchange by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 2,7000,000 shares of our common stock issued and outstanding. In connection with the Share Exchange, we will issue 19,454,420 shares of common stock to the sole stockholder of Times Manufacture, we will effect the Stock Split, and will issue 2,325,581 shares of convertible preferred stock shares of our convertible preferred stock in connection with the Private Placement Offering. We anticipate that SRKP 9 will have outstanding 23,156,629 shares of common stock and 2,325,581 shares of convertible preferred stock immediately after the closing of the Share Exchange and the Private Placement (assuming the sale of the maximum number of shares in the Private Placement Offering). Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Room 1601-1604, 16/F., CRE Centre 889 Cheung Sha Wan Road, Kowloon, Hong Kong.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Share Exchange	Percent of Class

Kwong Kai Shun	Chairman of the Board, Chief Executive Office and Chief Financial Officer	19,454,420	84.0%

Michael Mak	Director	-	-

Officers and Directors as a Group (total of 2 persons)		19,454,420	84.0%

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Effective upon the completion of the Share Exchange following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, currently consists of Richard A. Rappaport and Anthony C. Pintsopoulos, will appoint Kwong Kai Shun and Michael Mak to the board of directors of SRKP 9, with Kwong Kai Shun serving as Chairman. The directors and officers of the SRKP 9 prior to the Share Exchange will resign as officers and directors of SRKP 9 upon the closing of the Share Exchange. In addition, concurrent with the closing of the Share Exchange, SRKP 9’s board will appoint Kwong Kai Shun as Chairman of the Board, Chief Executive Officer and Chief Financial Officer. Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Exchange Agreement, there will be a change-of-control of our company on the date the Share Exchange is completed.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Exchange Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position	Year Appointed

Richard Rappaport	46	President and Director	2006

Anthony C. Pintsopoulos	49	Secretary, Chief Financial Officer and Director	2006

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Richard A. Rappaport, President and Director, is the founder of Westpark Capital, Inc. and has been its Chief Executive Officer since September 1999. Westpark Capital, Inc. is a full service investment banking and securities brokerage firm, which serves the needs of both private and public companies worldwide, as well as individual and institutional investors. From April 1995 through September 1999, Mr. Rappaport was Director of Corporate Finance for Global Securities, where he was responsible for all of the firms North American Corporate finance activities. Global Securities was a registered broker-dealer that has since terminated operations. Mr. Rappaport received a B.S. in 1981 from the University of California at Berkeley and a M.B.A. in 1986 from the University of California at Los Angeles.

Anthony C. Pintsopoulos, Chief Financial Officer, Secretary and a Director, is the President and Chief Financial Officer at WestPark Capital, Inc. Prior to joining WestPark Capital, Mr. Pintsopoulos was CFO and acting COO at Joseph, Charles & Associates(JCA) a full service investment banking and securities brokerage firm. Prior to JCA, from 1983 to 1995, Mr. Pintsopoulos served as CFO, Treasurer and Board Member of Safety 1st, Inc., a manufacturer of juvenile products. He administered the company’s IPO and Secondary Offerings. Preceding Safety 1st, Mr. Pintsopoulos worked at Coopers & Lybrand Boston, Massachusetts. Also he owned his own CPA Firm in Massachusetts before merging it into Vitale, Caturano & Co., PC (the largest CPA firm in New England, other than the Big 4). In his CPA business, he has worked with both public and private entities in all phases of business development. He holds a Bachelor of Business Administration in Accounting from the University of Massachusetts, Amherst and holds NASD licenses 7, 24, and 63. He is a Certified Public Accountant, a member of the Massachusetts Society of Certified Public Accountants (MSCPA) and the American Institute of Certified Public Accountants (AICPA).

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees. These functions are currently performed by the Board as a whole. The Company does not have an audit committee charter or nominating committee charter. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during 2006 by the unanimous written consent of its members, in the absence of formal board meetings. Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.

Code of Ethics

The Company has not adopted a Code of Business Conduct and Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

EXECUTIVE OFFICERS AND DIRECTORS FOLLOWING SHARE EXCHANGE

Upon closing of the Share Exchange, the following individuals are expected to be named to the board of directors and executive management of the Company.

Name	Age	Position
Kwong Kai Shun	43	Chief Executive Officer, Chief Financial Officer and Chairman of the Board
Michael Mak	60	Director

Kwong Kai Shun has been the Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Times Manufacture since 2002. Mr. Kwong was educated in Hong Kong, receiving a Post-Secondary Diploma in 1983. He started his career with Wah Kwong Hon Trading Ltd. In 1983; when he left four years later, he was sales manager for the optical and eyewear company. He held management positions with Zeiss Optical Co. and Wing Hing Optical Co. Ltd. for the next four years. In 1991, he founded and served as Managing Director for Song Lam Industrial Ltd. where he developed his network of contacts and connections throughout China and Southeast Asia. He joined Stanford International Holdings in 1999 and was part of management of BonusAmerica until 2005.

Michael Mak has been Director of Times Manufacture’s subsidiaries since 2002. Mr. Mak currently serves as President, CEO and a Director of BonusAmerica Worldwide Corp. An independent entrepreneur, Mr. Mak founded Stanford International Holding Corporation in 1999 and BonusAmerica Corporation in 2002. He ran eCommerce, a direct marketing firm, from 1999 to present. After high school, Mr. Mak started his business career at Berlin & Company (Hong Kong), a financial company, in 1963 as a foreign exchange dealer. He was promoted to Manager five years later, and made Associate Partner in 1972. He managed the organization until 1985 when he immigrated to the USA. He subsequently founded and managed the following corporations: Triwell International Corporation, 1985 to present, an importer and wholesaler of general merchandise; Unitex Trading Corporation, 1987 to present, a designer and manufacturer of brand-name leather goods and watches, wholesaling to department stores and specialties stores throughout North America; and Dingbats Inc., 1995 to present, a designer and importer of timepieces and licensed watches to discount stores.

Family Relationships

None.

DIRECTOR AND OFFICER COMPENSATION

None of the Company’s current officers or directors has received any cash remuneration since inception. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons. The Company has not accrued any officer compensation.

The Company does not have a stock option plan in place. The Company does not have any outstanding stock options. Accordingly, our officers and directors do not hold any options to purchase shares of common stock.

The Company did not pay any compensation to any director in fiscal years 2006.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from January 3, 2006 (inception) to the date hereof and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Westpark is the placement agent for the equity financing to be conducted by the Company as a condition to the closing of the Share Exchange. For its services as a placement agent, Westpark will be paid a commission based on a percentage of the gross proceeds from the financing. Richard Rappaport, the Company’s President and one of its controlling stockholders prior to the Share Exchange, indirectly holds a 100% interest in Westpark, an NASD member. Anthony C. Pintsopoulos, one of the Company’s officers and directors and a principal shareholder of the Company prior to the Share Exchange, is the Chief Financial Officer of Westpark. Debbie Schwartzberg, one of the Company’s controlling stockholders prior to the Share Exchange, is a noteholder of the parent company of Westpark; her note entitles her to a 1.5% interest in the net profits of the parent company of Westpark. Kevin DePrimio and Jay Stern, employees of WestPark, are shareholders of the Company. Each of Messrs. Rappaport and Pintsopoulos will resign from all of their executive and director positions with the Company upon the closing of the Share Exchange.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES SOLD IN THE PRIVATE PLACEMENT WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/ Richard A. Rappaport
Richard A. Rappaport
President

Dated: December 15, 2006